U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                                   / X /

Pre-Effective Amendment No.

Post-Effective Amendment No. 32

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            / X /

Amendment No. 33

(Check appropriate box or boxes)

The Investment House Funds

(Exact Name of Registrant as Specified in Charter)

5940 S. Rainbow Blvd., Suite 400

PMB 57150

Las Vegas, NV 89118

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (310) 873-3021

Timothy J. Wahl

The Investment House LLC

5940 S. Rainbow Blvd., Suite 400

PMB 57150

Las Vegas, NV 89118

(Name and Address of Agent for Service)

With copy to:

Carol J. Highsmith

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

It is proposed that this filing will become effective:

/ X / immediately upon filing pursuant to paragraph (b)

/ / on (date) pursuant to paragraph (b)

/ / 60 days after filing pursuant to paragraph (a)(1)

/ / on (date) pursuant to paragraph (a)(1)

/ / 75 days after filing pursuant to paragraph (a)(2)

/ / on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (File Nos. 333-71402 and 811-10529) of The Investment House Funds (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 32 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 32 does not modify any other part of the Registration Statement.

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation. Agreement and Declaration of Trust is incorporated herein by reference to Registrant’s initial Registration Statement filed on October 11, 2001.

(i)	Amendment to Agreement and Declaration of Trust is incorporated by reference to Registrant’s Post-Effective Amendment No. 12 filed on November 28, 2012.

(b)	By-laws. By-laws are incorporated herein by reference to Registrant’s Post-Effective Amendment No. 3 filed on November 29, 2004.

(c)	Instruments Defining Rights of Security Holders. Incorporated by reference to the Agreement and Declaration of Trust and By-laws of Registrant.

(d)	Investment Advisory Contracts. Management Agreement with The Investment House LLC is filed herewith.

(e)	Underwriting Contracts. Distribution Agreement with Ultimus Fund Distributors, LLC is incorporated herein by reference to Registrant’s Post-Effective Amendment No. 26 filed on November 27, 2019.

(f)	Bonus or Profit Sharing Contracts. None

(g)	Custodian Agreements. Custody Agreement with US Bank, N.A. is incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16 filed on November 26, 2014.

(h)	Other Material Contracts.

(i)

Administration Agreement with Ultimus Fund Solutions, LLC, including first through fifth amendments, is incorporated by reference to Registrant’s Post-Effective Amendment No. 31 filed on November 28, 2022.

(ii) (iii)

Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC, including first through fourth amendments, is incorporated by reference to Registrant’s Post-Effective Amendment No. 31 filed on November 28, 2022.

Fund Accounting Agreement with Ultimus Fund Solutions, LLC, including first through seventh amendments, is incorporated by reference to Registrant’s Post-Effective Amendment No. 31 filed on November 28, 2022.

(i)	Legal Opinion.

(i)	Opinion of Thompson Hine LLP is incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 1 filed on December 21, 2001.

(j)	Other Opinions.

(i)	Consent of BBD, LLP, the Registrant’s independent registered public accounting firm, is incorporated by reference to Registrant’s Post-Effective Amendment No. 31 filed on November 28, 2022.

(k)	Omitted Financial Statements. None

(l)	Initial Capital Agreements. Letters of Initial Shareholders are incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 1 filed on December 21, 2001.

(m)	Rule 12b-1 Plan. None

(n)	Rule 18f-3 Plan. None

(o)	Reserved.

(p)	Codes of Ethics.

(i)	Code of Ethics of Registrant is incorporated herein by reference to Registrant’s Post-Effective Amendment No. 12 filed on November 28, 2012.

(ii)	Code of Ethics of The Investment House LLC is incorporated herein by reference to registrant’s Post-Effective Amendment No. 12 filed on November 28, 2012.

(iii)	Code of Ethics of Ultimus Fund Distributors, LLC is incorporated herein by reference to registrant’s Post-Effective Amendment No. 30 filed on November 29, 2021.

(q)	Powers of Attorney.

(i)	Powers of Attorney for Darrin F. DelConte, Brian J. Lutes, Nicholas G. Tonsich, Timothy J. Wahl, and Michael A. Zupanovich are incorporated herein by reference to Registrant’s Post-Effective Amendment No. 22 filed on November 28, 2017.

(ii)	Power of Attorney for the Registrant is incorporated herein by reference to Registrant’s Post-Effective Amendment No. 22 filed on November 28, 2017.

Item 29. Persons Controlled by or Under Common Control with the Fund

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30. Indemnification

Article VI of the Registrant’s Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 6.4 Indemnification of Trustees, Officers, etc. Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Section 6.5 Advances of Expenses. The Trust shall advance attorneys’ fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, and Ohio Revised Code Chapter 1707, as amended. In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

Section 6.6 Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, “Covered Person” shall include such person’s heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Paragraphs 8 and 9 of the Registrant’s Distribution Agreement with Ultimus Fund Distributors, LLC (the “Distributor”) provides for indemnification as follows:

8.	Indemnification of Trust.

Distributor agrees to indemnify and hold harmless the Trust and each person who has been, is, or may hereafter be a Trustee, officer, employee, shareholder or control person of the Trust against any loss, damage or expense (including the reasonable costs of investigation) and reasonable attorneys’ fees reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Trust. Distributor likewise agrees to indemnify and hold harmless the Trust and each such person in connection with any claim or in connection with any action, suit or proceeding which arises out of or is alleged to arise out of Distributor's failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with investment, reinvestment, automatic withdrawal and other plans for Shares. The Distributor will advance attorneys' fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The term "expenses" for purposes of this paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with Distributor's consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Trust or each such person may be entitled as a matter of law.

9.	Indemnification of Distributor.

The Trust agrees to indemnify and hold harmless Distributor and each person who has been, is, or may hereafter be a director, officer, employee, shareholder or control person of Distributor against any loss, damage or expense (including the reasonable costs of investigation) reasonably incurred by any of them in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor's duties or from the reckless disregard by any of such persons of Distributor's obligations and duties under this Agreement, for all of which exceptions Distributor shall be liable to the Trust. The Trust will advance attorneys' fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The term “expenses” for purposes of this paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with the Trust’s consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Distributor or each such person may be entitled as a matter of law.

The Registrant maintains a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy provides coverage to the Registrant and its Trustees and officers, as well as the Registrant’s investment adviser. Coverage under the policy includes losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty. The Registrant may not pay for insurance which protects the Trustees and officers against liabilities arising from action involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their offices.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Ohio law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

The Investment House LLC (the “Adviser”), 5940 S. Rainbow Blvd, Suite 400, PMB 57150, Las Vegas, NV 89118 , adviser to Registrant, is a registered investment adviser. The Adviser has engaged in no other business during the past two fiscal years.

The officers and managing members of the Adviser and any other business, profession, vocation or employment of a substantial nature engaged in at any time during the past two years:

Timothy J. Wahl (President of the Adviser)

•	Investment Committee member of the Adviser since April 2012

•	Managing Director of First Western Investment Management, Inc. from May 2009 to April 2012

David L. Kahn (Chief Compliance Officer of the Adviser)

•	Chief Compliance Officer of the Adviser since May 2012

•	Director of Compliance and Operations at First Western Capital Management and Senior Vice President, Compliance and Operations at First Western Investment Management from May 2009 to May 2012

The address of each of the above-named persons is 5940 S. Rainbow Blvd, Suite 400, PMB 57150, Las Vegas, NV 89118. .

Item 32. Principal Underwriters

(a)	Ultimus Fund Distributors, LLC (the "Distributor") also acts as the principal underwriter for Hussman Investment Trust, Schwartz Investment Trust, Williamsburg Investment Trust, The Cutler Trust, CM Advisors Family of Funds, Chesapeake Investment Trust, AlphaMark Investment Trust, Papp Investment Trust, Eubel Brady & Suttman Mutual Fund Trust, Conestoga Funds, Centaur Mutual Funds Trust, Caldwell & Orkin Funds, Inc., Ultimus Managers Trust, Oak Associates Funds, Segall Bryant & Hamill Trust, Red Cedar Fund Trust, Yorktown Funds, Bruce Fund, Inc., Commonwealth International Series Trust, Capitol Series Trust, Unified Series Trust, Valued Advisers Trust, HC Capital Trust, Index Funds, VELA Funds, Peachtree Alternative Strategies Fund, Cross Shore Discovery Fund, Lind Capital Partners Municipal Credit Income Fund, Fairway Private Equity & Venture Capital Opportunities Fund, Dynamic Alternatives Fund, Cantor Fitzgerald Sustainable Infrastructure Fund, ALTI Private Equity Access Fund, F/m Funds Trust, Waycross Independent Trust, Volumetric Fund, Connors Funds, Cantor Select Portfolio Trust, James Alpha Funds Trust, Flat Rock Global, LLC, and MSS Series Trust.

(b)	The directors and officers of Ultimus Fund Distributors, LLC are as follows:

Name*	Title	Position with Trust

Kevin M. Guerette*	President	None
Stephen L. Preston*	Vice President, Chief Compliance Officer and Anti-Money Laundering Compliance Officer	AML Officer
Melvin Van Cleave*	Vice President, Chief Technology Officer and Chief Information Security Officer	None
Douglas Jones*	Vice President	None

*	The principal business address of these individuals is 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246

(c)	Not applicable

Item 33. Location of Accounts and Records

Information is included in the Registrant’s most recent report on Form N-CEN.

Item 34. Management Services Not Discussed in Parts A or B

None

Item 35. Undertakings

None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 3rd day of April, 2023.

THE INVESTMENT HOUSE FUNDS

By:	Timothy J. Wahl *
Timothy J. Wahl, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Timothy J. Wahl *
President (Chief Executive Officer) and Trustee

Brian J. Lutes *
Treasurer (Chief Financial Officer)

Darrin F. DelConte *
Trustee

Nicholas G. Tonsich *
Trustee
Michael A. Zupanovich *	* By:	/s/ Carol J. Highsmith
Trustee		Carol J. Highsmith
Attorney-in-fact
April 3, 2023

EXHIBIT INDEX

Management Agreement with The Investment House, LLC	EX-99.28.d